Exhibit 99.5

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

May 12, 2026

VIA SEDAR

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Authorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities, Government of Prince Edward Island

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

The Toronto Stock Exchange

Denison Mines Corp. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Denison Mines Corp. (the “Corporation”) held on May 12, 2026.

Election of Directors

The eight nominees set forth in the Corporation’s Management Information Circular dated March 30, 2026 (the “Circular”) were elected as directors of the Corporation by a majority of votes cast by proxy or in person at the Meeting. If a ballot had been taken, based upon the scrutineer’s report on those in attendance or voting by proxy, the voting results would have been as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Jennifer Traub	380,790,889	92.64%	30,258,124	7.36%
David Cates	380,307,157	92.52%	30,741,856	7.48%
Jinsu Baik	408,478,671	99.37%	2,570,343	0.63%
Wes Carson	408,670,364	99.42%	2,378,649	0.58%
Ken Hartwick	408,648,540	99.42%	2,400,473	0.58%
David Neuburger	378,062,092	91.97%	32,986,921	8.03%
Laurie Sterritt	407,039,986	99.02%	4,009,027	0.98%
Patricia Volker	404,770,461	98.47%	6,278,551	1.53%

Re-appointment of Auditors

By majority vote cast by proxy or in person at the Meeting, KPMG LLP was re-appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until its successor is appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditor. If a ballot had been taken, based upon the scrutineer’s report on those in attendance or voting by proxy, the voting results on the appointment of the auditors would have been as follows:

Votes For	% For	Votes Withheld	% Withheld
532,187,841	99.39%	3,273,897	0.61%

Advisory Vote on Executive Compensation

By majority vote cast by proxy or in person at the Meeting, a non-binding advisory resolution accepting the Corporation’s approach to executive compensation was approved. If a ballot had been taken, based upon the scrutineer’s report on those in attendance or voting by proxy, the voting results on the resolution would have been as follows:

Votes For	% For	Votes Against	% Against
401,500,821	97.68%	9,548,192	2.32%

DENISON MINES CORP.

By:	(signed) “Amanda Willett”
Amanda Willett
VP Legal & Corporate Secretary

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